FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑

Banco Santander, S.A.

Item

1	Material Fact dated August 1, 2011

MATERIAL FACT
Following on from the material facts dated 6 July 2011, numbered 147030 and 147033, Banco Santander, S.A. hereby announces that, following the execution of the capital increase of Metrovacesa, S.A. as approved by the shareholders at the Annual General Meeting held on 28 June 2011, Banco Santander, S.A. and the individuals and legal entities whose voting rights are attributed to the Bank pursuant to the assumptions provided in article 5 of Royal Decree 1066/2007, of 27 July, governing the legal framework for public take-over bids of securities (Real Decreto 1066/2007, de 27 de julio, sobre el régimen de las ofertas públicas de adquisición de valores) have become the holders of a total of 344,530,740 shares in Metrovacesa, S.A., representing 34.88% of the referred company’s share capital (excluding the treasury shares held by it which, according to the information provided by Metrovacesa, S.A., amounted to 401,769 as at 29 July 2011), in accordance with the following breakdown:

Entity	Number of shares	Shareholding (excluding treasury shares)

Banco Santander, S.A.	223,316,141	22.608%

Banco Español de Crédito, S.A.	121,213,231	12.272%

Other persons and entities	1,368	0.000%

TOTAL	344,530,740	34.880%

In connection with the capital increase, at the request of Banco Santander, S.A., on 6 July 2011 the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) exempted the Bank from the obligation of launching a take-over bid for all shares in Metrovacesa, S.A. with voting rights in the event that, as a result of the capitalisation of credits in the capital increase, Banco Santander, S.A. obtained a shareholding equal to or greater than 30% of the voting rights of Metrovacesa, S.A.

Boadilla del Monte (Madrid), 1 August 2011

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 1, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President